United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Marriott International Inc.

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 7545, Wilmington, Delaware 19803-7545

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Balancing Employee Wellbeing and Financial Returns: A Rebuttal to the Marriott Board

We urge shareholders to vote “FOR” Item 5 of the Marriott proxy

The Shareholder Commons urges you to vote FOR Item 5 on the proxy, the shareholder proposal requesting that the Board publish a report on Marriott International Inc.’s (“Marriott” or the “Company”) compensation and workforce practices that addresses Marriott’s prioritization of its financial performance over mitigating the broader economic risks of low wages and inequality and any consequent threat to the portfolios of its diversified shareholders.

The Shareholder Commons is a non-profit advocate for diversified shareholders that works with investors to stop portfolio companies from prioritizing enterprise value when doing so threatens the value of diversified portfolios.

A.	The Proposal

The Proposal asks for a report on the extent to which Marriott, in designing its employee remuneration and benefits policies, is prioritizing its own financial returns and how such prioritization may lead to costs and risks that threaten the interests of shareholders who rely on a thriving economy to support their diversified portfolios’ value:

RESOLVED, shareholders ask that the board commission and publish a report on (1) whether the Company participates in compensation and workforce practices that prioritize Company financial performance over the economic and social costs and risks created by inequality and racial and gender disparities and (2) the manner in which any such costs and risks threaten returns of diversified shareholders who rely on a stable and productive economy.

For the diversified investors who make up a large portion of Marriott shareholders, the cost of a financially insecure labor force and attendant inequality and racial disparity may very well outweigh any profits Marriott receives from paying less than a living wage. The Proposal asks Marriott to explain how it balances these competing interests so that shareholders can understand the true cost Company decisions impose on them. Marriott’s own disclosures reveal that this tension is not in question.

Supporting the Proposal signals that you want to understand how Marriott’s focus on its own financial returns may be harming diversified investors.

Voting “FOR” Item 5 does not constitute a criticism of Marriott’s business decisions or workforce efforts to date. Indeed, management may believe it has a mandate to prioritize enterprise value over living wages. The requested report is intended to allow shareholders to understand whether that is the case, and if so, how Marriott is striking the balance on shareholders’ behalf between its enterprise value and the economy on which diversified investment portfolios rely.

Without the report, shareholders will not be equipped to understand the true cost of Company decisions on compensation and workforce practices. Furthermore, diversified investors and the fiduciaries who vote on their behalf will not have the information required to determine the effects Company decisions have on shareholders’ investment portfolios.

1.	The Proposal will help Marriott and its shareholders navigate the difficult balance between maximizing enterprise value and limiting the risks and costs associated with a financially insecure workforce

The hotel industry relies heavily on its workers. As such, a global hospitality leader such as Marriott must manage its labor costs carefully if it wishes to remain competitive with its peers.

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Marriott has exhibited leadership in its workforce policies and practices, attracting accolades from leading external assessors as described in the Opposition Statement. However, as with any for-profit business enterprise, Marriott’s efforts to improve its compensation and workforce practices may face perceived constraints when such improvements threaten to reduce profitability. For example, paying a living wage could increase costs, which Marriott cites as an enterprise risk in its most recent annual report.1 Alternatively, the reinvestment of profits necessary to achieve a financially secure workforce might not yield the financial return the Company targets.

If Marriott management seeks to optimize the financial value of the Company for shareholders, they may feel constrained to trade off living wages for profits. Unfortunately for diversified shareholders, Marriott appears to make this trade-off whenever it has the opportunity, always limiting its baseline compensation in favor of preserving enterprise value, as demonstrated in the following section.

B.	Marriott’s decisions on employee compensation do not account for economic impact

2.	Marriott fails to pay all its employees a living wage, which may exacerbate inequality that creates a drag on diversified portfolios

Marriott’s starting wages for its lowest paid workers fall well below a living wage. The living wage model reflects “the minimum employment earnings necessary to meet a family’s basic needs while also maintaining self-sufficiency.”2 While the living wage provides a measure of basic needs, it is abstemious, making no allowances for savings, consumption of even modest prepared foods, or home purchases, among other things. As the MIT Living Wage Calculator explains:

The living wage is the minimum income standard that, if met, draws a very fine line between the financial independence of the working poor and the need to seek out public assistance or suffer consistent and severe housing and food insecurity. In light of this fact, the living wage is perhaps better defined as a minimum subsistence wage for persons living in the United States.3

Marriott does not disclose comprehensive wage data, forcing us to rely on third-party sources for information about its lowest paid workers. Marriott’s starting wage for a housekeeper is $8.76 per hour and the average wage for the position is $11.58.4 By comparison, the 2019 living wage in the United States was $16.54 per hour, or $68,808 per year before taxes for a family of four (two working adults, two children).5 Of course, this will have increased considerably given recent inflation.

1 https://www.sec.gov/ix?doc=/Archives/edgar/data/1048286/000162828022002666/mar-20211231.htm

2 https://livingwage.mit.edu/pages/about (Living wage is a “market-based approach that draws upon geographically specific expenditure data related to a family’s likely minimum food, childcare, health insurance, housing, transportation, and other basic necessities (e.g. clothing, personal care items, etc.) costs. The living wage draws on these cost elements and the rough effects of income and payroll taxes to determine the minimum employment earnings necessary to meet a family’s basic needs while also maintaining self-sufficiency.”)

3 Ibid.

4 https://www.payscale.com/research/US/Job=Housekeeper/Hourly_Rate/bfbdf43a/Marriott-International-Inc.

5 https://livingwage.mit.edu/articles/61-new-living-wage-data-for-now-available-on-the-tool

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Even if we rely on the limited discernible information from Marriott itself on housekeeper pay, it still falls well short of a living wage. A job listing posted on April 5, 2022 for a housekeeper at Marriott’s Courtyard Boston Andover hotel showed an hourly pay rate of $16.10.6 The living wage for that area is $21.02 for a single adult with no children, $29.55 for two working adults with two children, and $41.85 for a single adult with one child.7 In other words, Marriott’s pay for that job is deeply inadequate no matter the employee’s family situation.

A reasonable explanation for Marriott’s decision not to pay a living wage is that the Company approach to compensation does not prioritize economy-wide risk mitigation, but instead focuses on the risks to its own business.

3.	Marriott’s compensation structure focuses on the effect employee remuneration has on its business, not the impact its workers’ financial (in)security has on the economy

Marriott discusses wages in various aspects of its public reporting:

•	“[L]abor regulation and the negotiation of new or existing collective bargaining agreements could lead to higher wage and benefit costs, changes in work rules that raise operating expenses and legal costs, and could impose limitations on our ability or the ability of our third-party property owners to take cost saving measures during economic downturns.”[8]

•	“We have experienced challenges hiring for certain positions due to various factors, such as increasing wage expectations and competition for labor from other industries, and these circumstances could continue or worsen… Labor shortages have resulted and could continue to result in higher wages and initial hiring costs, increasing our labor costs and labor costs at our hotels, which could reduce our revenues and profits.”[9]

In Marriott’s most recent earnings call, the Chief Financial Officer said:

“While the labor environment is slowly improving, we’re keeping a close eye on wage and benefit inflation. We’re optimistic that our cost reduction efforts could mitigate inflation in future years.”10

These “cost reduction efforts” presumably included Marriott’s termination of 850 employees at one of its New York City hotels and replacement of those employees with subcontracted workers.11 This was part of a much broader layoff program under which Marriott’s labor force fell from roughly 174,000 employees at the end of 2020 to just 120,000 at the end of last year.12

6 https://jobs.marriott.com/marriott/jobs/22053822?lang=en-us

7 https://livingwage.mit.edu/counties/25009

8 https://www.sec.gov/ix?doc=/Archives/edgar/data/1048286/000162828022002666/mar-20211231.htm

9 Ibid.

10 https://news.alphastreet.com/marriott-international-inc-mar-q4-2021-earnings-call-transcript/

11 HTC Union, 850 Workers Fired at Non-union Marriott Marquis in Times Square (December 23, 2020), available at https://hotelworkers.org/article/850-workers-fired-at-non-union-marriott-marquis-in-times-square.

12 See supra n.8.

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In a recent Bloomberg Surveillance interview,13 Marriott’s CEO Anthony Capuano expressed his view that entry-level wage rates are too high, making it difficult for hotels to hire “in certain markets.” In the same interview, Mr. Capuano also acknowledged that employees’ confidence in the travel and tourism industry as a “safe harbor” had been “rattled,” referencing the furloughs and job eliminations Marriott and its peers conducted in response to COVID-19 pandemic-related pressures.

As these excerpts illustrate, in analyzing the risks associated with an insecure workforce, Marriott only examines costs it may internalize. It does not have a system in place to mitigate the risks its remuneration and workforce practices pose to the economy, other companies, or its diversified investors.

4.	Marriott does not explain how its capital return decisions factor in its compensation strategy

In its most recent earnings call, Marriott indicated its aspiration to resume giving cash to shareholders as soon as possible:

“Assuming the [pandemic] recovery continues largely as anticipated, we could be in a position to restart capital returns in the back half of 2022. We would likely begin by paying a dividend with a payout ratio a bit below our traditional 30%. We can then see more meaningful levels of capital returns, including share repurchases, along with dividends in 2023 and beyond.”14

Marriott did not explain whether any of that cash could instead be used to pay its workers a living wage, nor what the effect on diversified shareholders might be if it continues to underpay its workers. The report the Proposal requests would answer those questions.

C.	Income inequality threatens the returns of Marriott’s diversified investors

Research reveals that income inequality and attendant racial and gender disparity harm the entire economy. According to the Economic Policy Institute, income inequality is slowing U.S. economic growth by reducing demand by 2-4 percent.15 Similarly, the Federal Reserve Bank of San Francisco determined that gender and racial gaps created $2.9 trillion in losses to U.S. GDP in 2019.16 Moreover, a recent report from Citigroup calculated that eliminating racial disparity would add $5 trillion to the U.S. economy over the next five years.17 The same study explains steps that corporations could take to reduce the gap. This drag on GDP directly reduces the return on a diversified portfolio over the long term.18

13 https://www.youtube.com/watch?v=gUMkhFuYx-M

14 See supra n.10.

15 Josh Bivens, Inequality is slowing U.S. economic growth: Faster wage growth for low- and middle-wage workers is the solution, Economic Policy Institute (December 12, 2017), available at https://www.epi.org/publication/secular-stagnation/.

16 Shelby R. Buckman et al., The Economic Gains from Equity, Federal Reserve Bank of San Francisco (January 19, 2021), available at https://www.frbsf.org/our-district/files/economic-gains-from-equity.pdf.

17 Dana M. Peterson and Catherine L. Mann, Closing the Racial Inequality Gaps: The Economic Cost of Black Inequality in the U.S., Citi GPS (September 2020), available at http://citi.us/3olxWH0.

18 Ibid n.9.

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The reduction in economic productivity caused by inequality and racial disparity directly reduces returns on diversified portfolios,19 and creates serious social costs that further threaten financial markets. For example, excessive inequality can erode social cohesion and heighten political polarization, leading to social instability.20 It is also a social determinant of health that is linked to more chronic health conditions developed earlier in life, thereby increasing health costs and decreasing the value of human capital.21

A recent U.S. Government Accountability Office report22 revealed how taxpayers foot the bill when corporations underpay their workers. Millions of full-time workers rely on federal health care and food assistance programs just to get by, and they are more likely to work in the leisure and hospitality industry and food service and preparation occupations.23 This, of course, is a form of corporate welfare, in that taxpayers—and, by extension, shareholders—are subsidizing employers who pay low wages.

As shown in Figure 1, Marriott’s choices that contribute to a financially insecure labor force threaten its diversified shareholders’ financial returns, even if those decisions might benefit Marriott financially.

19 Ibid n.15.

20 International Monetary Fund, IMF Fiscal Monitor: Tackling Inequality (October 2017), available at https://www.imf.org/en/publications/fm/issues/2017/10/05/fiscal-monitor-october-2017.

21 Anne Matusewicz and Henry Mason, Facing hard truths: The material risk of rising inequality, Pensions & Investments, available at https://www.pionline.com/sponsored-content/facing-hard-truths-material-risk-rising-inequality.

22 United States Government Accountability Office, Federal Social Safety Net Programs: Millions of Full-Time Workers Rely on Federal Health Care and Food Assistance Programs (October 202), available at https://www.gao.gov/assets/gao-21-45.pdf.

23 Ibid.

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Figure 1

A living wage, while no panacea, would at least provide the minimum income necessary for Marriott’s workers to meet their most basic needs. As a recent essay in The New York Times observed:

“[W]hile it is a common refrain that a living wage would force employers to hire fewer workers and thus destroy jobs, there are persuasive empirical and philosophical responses to this objection. The stagnation of real wages for American workers does not reflect their low productivity so much as the increasing concentration of wealth within companies. In 1965, the average top chief executive made 21 times as much as a typical worker in America. In 2020, the ratio was 351 to 1.”24

At Marriott, that pay gap is considerably worse. As noted earlier in the Company proxy statement, our CEO makes 506 times our median compensated employee, up from a 346:1 pay gap in 2019.

Moreover, Mr. Capuano and Marriott’s other decision-makers—who are heavily compensated in equity—do not share the same broad market risks as Marriott’s diversified shareholders. Companies that fail to pay a living wage impose negative externalities on the broader economy, and diversified shareholders bear the cost.

24 Nick Romeo, The M.I.T. Professor Defining What It Means to Live, The New York Times (December 28, 2021), available at https://www.nytimes.com/2021/12/28/opinion/living-wage-calculator.html.

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Marriott’s disclosures demonstrate that its compensation strategy simply fails to address financial insecurity and income inequality in its workforce. Given the Company’s operational focus on enterprise value and limited allocation of resources toward workforce compensation, shareholders must ask Marriott critical questions: Is Marriott improving its own financial value by doing less than it should to address income inequality? If so, how does that affect its diversified shareholders?

Investors must ask these critical questions because a healthy economy is a far greater value driver of their portfolio value than is the enterprise value of any one company within those portfolios: systematic factors explain 75-94 percent of average portfolio return.25

D.	In its opposition statement, Marriott either fails to understand or refuses to acknowledge the point

Marriott may be making decisions regarding its compensation and workforce practices, risk management structures, and capital allocation that prioritize enterprise value over the impact its remuneration approach has on broader society and, by extension, its diversified shareholders’ portfolios.

Marriott’s Opposition Statement does not acknowledge any tension between internal profits and a living wage. By this omission, Marriott contradicts multiple experts. If anything, the Opposition Statement demonstrates the need for Marriott to reckon honestly with a difficult issue.

1.	Marriott asserts that its “compensation policies and practices are equitable and reflect competitive pay for performance”

This attempted abdication reveals Marriott’s failure to understand and/or acknowledge its role in a systematic risk scenario. We do not dispute that Marriott has implemented some measures to improve employee pay “where necessary to remain competitive.” But this framing completely misses the point. “Equitable pay” means little to an employee who still must rely on Medicaid and SNAP benefits just to put food on the table and house and clothe their children. “Competitive pay” confers limited value if the entire industry underpays, as this one does.

2.	Marriott has failed to recognize the reference point of greatest importance to diversified investors

It matters little how well or poorly a company performs relative to its industry if the industry as a whole is externalizing costs that damage critical systems that support a thriving economy. Essentially, Marriott’s entire defense is that it is failing no worse than its peers. For those of us diversified shareholders who absorb the costs of this race to the mediocre middle, Marriott’s raw-deal defense rings terribly hollow.

Marriott’s shareholders need to understand the gap between a workforce compensation regime that would optimize broader economic outcomes and Marriott’s existing regime, and how and why Marriott’s management makes decisions that fail to close that gap. Marriott’s reporting sheds no light on that critical question.

25 Jon Lukomnik and James P. Hawley, Moving Beyond Modern Portfolio Theory: Investing that Matters (April 30, 2021) Routledge.

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Highlighting this divergence of interests is not an indictment of Marriott’s Board or management. It is simply an honest description of the current state of affairs. If Marriott refuses to acknowledge these plain facts, there is little chance it will be able to work constructively with its shareholders to strike the right balance.

E.	Conclusion

Please vote “FOR” Item 5

By voting “FOR” Item 5, shareholders can urge Marriott to account directly for its effect on the labor force, upon which a thriving economy depends. Such a report can aid the Board and management in authentically addressing the public need to constrain income inequality while supporting the interests of its diversified shareholders and others.

The Shareholder Commons urges you to vote FOR Item 5 on the proxy, the Shareholder Proposal requesting a report on external costs of Marriott’s compensation and workforce practices at the Marriott International Inc. Annual Meeting on May 6, 2022.

For questions regarding Marriott International Inc. Proposal 5, submitted by Myra K. Young, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

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